Exhibit 99.2

Ku6 Media Co., Ltd.

Building 6, Zhengtongchuangyi Centre

No. 18, Xibahe Xili, Chaoyang District

Beijing 100028, People’s Republic of China

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 18, 2014

PROXY STATEMENT

General

We are soliciting the proxy on behalf of our Board of Directors (the “Board” or “our Board”) for use at the 2014 annual general meeting of shareholders of Ku6 Media Co., Ltd. (“Ku6” or  the “Company”) to be held on December 18, 2014 at 10:00 a.m., Hong Kong time, and at any adjournment thereof (the “2014 AGM”). The 2014 AGM will be held at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong.

This proxy statement is available to shareholders beginning on November 18, 2014 and the form of proxy is first being mailed to shareholders on or about November 18, 2014.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date to the Company (Attention: Legal Counsel) or, if you hold ordinary shares, by attending the 2014 AGM and voting in person. Attendance at the 2014 AGM in and of itself does not revoke a prior proxy. A written notice of revocation, if delivered, must be received by the Company before December 18, 2014, if you hold our ordinary shares.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on October 31, 2014 are entitled to attend and vote at the 2014 AGM. Our ordinary shares underlying ADSs are included for purposes of this determination. As of October 31, 2014, 4,756,059,610 of our ordinary shares, par value US$0.00005 per share, were issued and outstanding, of which approximately 2,524,672,400 were represented by ADSs. The presence in person or by proxy of shareholders holding at least one-third of the issued ordinary shares of the Company entitled to vote at the 2014 AGM will constitute a quorum.

Voting and Solicitation

Each share issued and outstanding on the record date is entitled to one vote. Voting by holders of ordinary shares at the 2014 AGM will be by a show of hands unless the chairman of the 2014 AGM or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot attend or vote at the 2014 AGM.

The costs of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on the Company’s website at http://ir.ku6.com. Hard copies of the solicitation materials are available upon request to shareholders free of charge.

Voting by Holders of Ordinary Shares

Holders of ordinary shares should vote by either attending the 2014 AGM in person or by mailing the Proxy Card to us as instructed therein. The Proxy Card should be mailed to us at Attention: Legal Counsel, Building 6,

Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China, as soon as possible to ensure receipt by us before December 18, 2014.

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the 2014 AGM in accordance with the instructions of such holder. If no specific instructions are given by such holders, the shares will be voted “FOR” each proposal recommended by our Board and in the proxy holder’s discretion as to other matters that may properly come before the 2014 AGM. Abstentions by holders of ordinary shares will count towards the quorum but shall not be included in the determination of the number of votes cast and shall not be counted as votes for or against a proposal.

Voting by Holders of American Depositary Shares (“ADSs”)

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all holders of ADSs the Notice of the 2014 AGM and an ADR Voting Instruction Card. If the depositary receives voting instructions to “abstain”, such ordinary shares of the Company represented by such ADSs will count towards the quorum but shall not be included in the determination of the number of votes cast and shall not be counted as votes for or against a proposal. Broker non-votes will not be counted toward a quorum or for any purpose in determining whether the proposal is approved.

PROPOSAL NO. 1 THROUGH NO. 7

ELECTION OF DIRECTORS

The Board has nominated seven directors for election at the 2014 AGM. Each director to be elected will hold office until the next annual general meeting of shareholders and until his or her successor is duly elected and qualified, or until his or her earlier removal, or earlier vacation of office.

Our current amended and restated Articles of Association provides that our Board shall consist of not more than 10 persons (exclusive of alternate directors of the Company).

 The Board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected.

The names of the nominees, their ages as of November 18, 2014 and the principal positions with the Company held by them are as follows.

Name	Age	Position
Xudong Xu(1)(2)	46	Director, Chairman of the Board of Directors and Chief Executive Officer
Robert Chiu (1)(2)	45	Director
Haifa Zhu(1)(2)	42	Director
Jingfeng Chen(3)	46	Independent Director
Tongyu Zhou(3)	46	Independent Director
Songhua Zhang(3)	50	Independent Director
Jiangtao Li	40	Director

(1)         Member of the compensation and leadership development committee

(2)         Member of the corporate development and finance committee

(3)         Member of the audit committee

Directors Nominated for Election at the 2014 AGM

Xudong Xu.  Mr. Xu has served as chairman of our board of directors and chief executive officer since April 2014. Mr. Xu is also the founder and controlling shareholder of Sky Profit Limited, which operates iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. Prior to founding iSpeak in June 2001, Mr. Xu worked as a senior consultant at Sybase China Company from January 1999 to June 2001, and as a project manager at Guangzhou Suntek Group Co., Ltd. from May 1995 to January 1999. Prior to that, Mr. Xu served as a computer engineer at Nuclear Power Institute of China from July 1991 to May 1995. Mr. Xu graduated from Southwest Jiaotong University with a bachelor’s degree in computer science in July 1991.

Robert Chiu. Mr. Chiu was appointed as a director of our Company by our Board on June 13, 2013. Mr. Chiu is the president of Shanda Interactive. He also serves as the chairman of Cloudary Corporation. Before joining Shanda Interactive, Mr. Chiu was a managing director and head of Asia Pacific Technology, Media and Telecom (“TMT”) Investment Banking and a senior member of the China Corporate and Investment Banking team of Bank of America Merrill Lynch. Prior to that, Mr. Chiu was global co-head of TMT Investment Banking and co-head of Asia Corporate Finance of Nomura. Mr. Chiu had also previously worked at Merrill Lynch from 2004 to 2009 as head of Asia TMT Investment Banking and chairman of Merrill Lynch Capital Markets (Taiwan) Limited. Between 1998 to 2004, Mr. Chiu worked at Goldman Sachs and Morgan Stanley in the Investment Banking Division in New York, Silicon Valley and Hong Kong offices. Mr. Chiu began his career at IBM in 1992. Mr. Chiu graduated with a master of management degree from the Kellogg School of Management, Northwestern University, in 1998, with a Fulbright Scholarship.

Haifa Zhu. Mr. Zhu has served on our Board since July 24, 2009. Mr. Zhu also served as our acting chief executive officer from March 14, 2011 to August 1, 2011. Mr. Zhu has served as chief investment officer and senior vice president of Shanda Interactive since April 2008. Mr. Zhu previously served as Shanda Interactive’s assistant vice president of investments, director of platform operations, director of central user platform and deputy director of new business center. Prior to joining Shanda Interactive, Mr. Zhu was responsible for investments at Nuovo Assets Investment Ltd. from 2001 to 2004. Prior to joining Nuovo Assets Investment Ltd., Mr. Zhu worked in technology management for the Shanghai Academy of Science from 1996 to 2001. Mr. Zhu received a master’s degree in business administration and a bachelor’s degree from Fudan University.

Jingfeng Chen. Mr. Chen has on our board of directors since April 2014. Mr. Chen has also served as the general manager and a director of Shanghai DaZhong Public Utilities (Group) Co., Ltd. since June 2002. He has also been a director of DaZhong Transportation (Group) Co., Ltd. since May 2003, and the chairman of the board of directors of DaZhong Capital since April 2010. In addition, Mr. Chen has served as a supervisor of Industrial Securities Co., Ltd. since September 2011, an independent director of Shanghai Hand Enterprise Solutions Co., Ltd. since March 2010, and a director of China Media Capital since May 2010. Mr. Chen graduated with a bachelor’s degree in history and a master’s degree in world history from Fudan University, and obtained an executive master of business administration degree from China Europe International Business School.

Tongyu Zhou. Ms. Zhou has served as an independent director on our Board since September 1, 2009. Ms. Zhou is the founder and chairman of Shanghai Weida Hi-Tech Group Co., Ltd. Ms. Zhou is a member of the national committee of CPPCC and Chinese National Youth Union, vice president of the Chinese Young Entrepreneurs’ Association and Shanghai Chamber of Commerce. Ms. Zhou is a member of Standing Committee of All-China Federation of Industry and Commerce since November 2012. Ms. Zhou received a doctorate degree in economics from Fudan University in 2008 and a master’s degree in business administration from China Europe International Business School in 2002.

Songhua Zhang. Mr. Zhang has served as a member of Investment Decision Committee in Shanghai Black Ji Horse Equity Investment Partnership since 2014, the chairman of the board of directors in Shanghai Midu Information Technology Co., Ltd since 2009 and the general manager in Shanghai Puxun Investment Management Co., Ltd since 2012. Mr. Zhang was chief executive officer of Index Asia Pacific Company from 2005 to 2012. From 1992 to 2005, Mr. Zhang was a private entrepreneur. He founded Shanghai Xindong Information Technology Co., Ltd in 2002 and has served the chairman of the board of directors since 2002. Mr. Zhang co-founded Beijing Dongfang Wangjing Information Technology Co., Ltd in 1999. Prior to that, Mr. Zhang served in China Education Enterprise General Corporation from 1988 to 1992 and worked as a teacher in South China University of Technology from 1984 to 1988. Mr. Zhang graduated with a bachelor degree in ship design from South China University of Technology in 1984.

Jiangtao Li.  Mr. Li has served on our board of directors since April 2014. Mr. Li has also served as general technology director of iSpeak since August 2008. Prior to that, Mr. Li worked at Daiichi Kosho (Shanghai) Electronic Co., Ltd. as project manager and general technology director from March 2003 to July 2008. From August 1996 to July 2002, Mr. Li worked at Jiuquan Satellite Launch Centre as a software engineer. Mr. Li graduated from Northeast Heavy Engineering College, the predecessor of Yanshan University, with a bachelor’s degree in automatics and computer science.

THE BOARD RECOMMENDS A VOTE FOR
THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE AS DIRECTOR

PROPOSAL NO. 8

APPROVAL, CONFIRMATION AND RATIFICATION OF THE APPOINTMENT OF PWC AS THE INDEPENDENT AUDITOR OF THE COMPANY AND THE AUTHORIZATION OF THE BOARD OF THE COMPANY TO FIX THE AUDITOR’S REMUNERATION

Our audit committee recommends, and our Board concurs, that the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PWC”) as our independent auditor to hold office until the next annual general meeting of shareholders and the authorization of our Board to fix the auditor’s remuneration be approved, confirmed and ratified.

In the event our shareholders fail to vote in favor of the appointment, PWC, as the continuing independent auditor of the Company, will nevertheless remain the independent auditor of the Company until another independent auditor is duly appointed by our shareholders or until they resign from such position.

THE BOARD RECOMMENDS A VOTE FOR
APPROVING, CONFIRMING AND RATIFYING THE APPOINTMENT OF PWC AS THE INDEPENDENT AUDITOR OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE BOARD TO FIX THE AUDITOR’S REMUNERATION

SHAREHOLDER COMMUNICATIONS WITH
THE BOARD OF DIRECTORS

The following procedures have been established by our Board in order to facilitate communications between our shareholders and our Board:

1)                Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our Board or to any individual director by mail to Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China, Attention: Chief Financial Officer.

2)                Our Chief Financial Officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our Board has identified as correspondence which may be retained in our files and not sent to the directors.

Our Board has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to our directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to our directors.

3)                The log of shareholder correspondence will be available to members of our Board for inspection. At least once each year, the Chief Financial Officer will provide to our Board a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our Board.

ACCESS TO CORPORATE GOVERNANCE POLICIES

We have adopted a Code of Business Conduct which applies to our employees, officers and non-employee directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC and is available on our website at http://ir.ku6.com.To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.

Copies of our committee charters and the Code of Business Conduct will be provided to any shareholder upon written request to Attention: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China.

OTHER MATTERS

We know of no other matters to be submitted to the 2014 AGM. If any other matters properly come before the 2014 AGM, it is the intention of the persons named in the form of proxy to vote the shares they represent as the Board may recommend.

FOR THE BOARD OF DIRECTORS

Xudong Xu
Chairman of the Board of Directors

Dated:  November 18, 2014